Exhibit 21

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Inseego Wireless, Inc.	Delaware
Inseego Wireless UK Limited	United Kingdom
Inseego Japan K.K.	Japan
Inseego India Private Limited	India
Novatel Wireless Australia Pty Ltd.	Australia
Novatel Wireless Asia Limited	Hong Kong
Novatel Wireless (Italy) S.r.l.	Italy
Novatel Wireless (Shanghai) Co. Ltd.	China
Inseego North America, LLC	Oregon
Inseego SA (Pty) Ltd.	South Africa
DigiCore International Proprietary Limited	South Africa
Inseego Finance Limited	United Kingdom